Exhibit 12.1

TravelCenters of America LLC

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2015	Years Ended December 31,
		2014	2013	2012	2011	2010
	(in thousands, except ratio amounts)
Income (loss) before income taxes and income from equity investees	$45,329	$95,768	$2,331	$31,812	$23,784	$(66,560)

Distributions received from equity investees	—	—	—	4,800	—	960
Fixed charges	77,119	93,101	90,880	79,161	75,471	106,603
Amortization of capitalized interest	33	41	31	—	—	—
Capitalized interest	(720)	(755)	(1,033)	—	—	—
Total Earnings	$121,761	$188,155	$92,209	$115,773	$99,255	$41,003

Interest expense(1)	$17,753	$17,241	$17,650	$10,358	$9,005	$25,653
Estimated interest within rent expense(2)	58,646	75,105	72,197	68,803	66,466	80,950
Capitalized interest	720	755	1,033	—	—	—
Total fixed charges	$77,119	$93,101	$90,880	$79,161	$75,471	$106,603

Ratio of earnings to fixed charges	1.58	2.02	1.01	1.46	1.32	—

Deficiency of earnings available to cover fixed charges	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$(65,600)

(1)	Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)	Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.